September 27, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-4561

Attention:	James Lopez

Re:	Opiant Pharmaceuticals, Inc. (the “Registrant”)
Withdrawal of Registration Statement on Form S-1 (File No. 333-210582)

Dear Mr. Lopez:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-210582), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on April 4, 2016 and the Registrant filed amendments to the Registration Statement on May 13, 2016, June 10, 2016, August 24, 2016 and September 7, 2016. The Registration Statement has not been declared effective.

The Registration Statement was filed to register the resale of up to 2,060,715 shares of common stock of the Registrant, par value $0.001 per share (the “Common Stock”), consisting of (i) 15,715 shares of Common Stock, (ii) 45,000 shares of Common Stock to be issued upon the exercise of Registrant warrants and (iii) 2,000,000 shares of Common Stock to be issued upon the exercise of Registrant options (collectively, the “Shares”).

The Registrant desires to withdraw its Registration Statement at this time and intends to seek registration of the Shares at a later date.

The Registrant confirms that no securities were sold pursuant to the Registration Statement.

Thank you for your consideration of this request. Should you have any questions or require further information regarding this request, please contact David C. Schwartz, Esq. of DLA Piper LLP (US) by phone at 973-520-2555, by facsimile at 973-520-2575, or by email at david.schwartz@dlapiper.com.

Very truly yours,

OPIANT PHARMACEUTICALS, INC.

/s/ Kevin Pollack
Kevin Pollack
Chief Financial Officer